UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 000-29180

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Intrawest 401(k) Retirement Plan

Intrawest U.S. Holdings Inc.

221 Corporate Circle, Suite Q

Golden, CO 80401

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Intrawest Corporation

Suite 800

200 Burrard Street

Vancouver, British Columbia

Canada V6C3L6

604-669-9777

INTRAWEST 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedules

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm)

INTRAWEST 401(k) RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Intrawest 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Intrawest 401(k) Retirement Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts, and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Intrawest 401(k) Retirement Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held (at end of year) and delinquent participant contributions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado

July 12, 2005

INTRAWEST 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

Assets	2004	2003
Investments:
Mutual funds	$44,934,826	35,924,328
Money market and cash accounts	2,891,000	2,226,461
Intrawest Corporation common stock	1,150,351	855,921
Loans to participants	1,515,777	1,185,776

Total investments	50,491,954	40,192,486

Receivables:
Participant contributions	6,274	91,556
Employer contributions	118,170	35,988
Accrued Interest	72	34

Total receivables	124,516	127,578

Total assets	50,616,470	40,320,064
Liabilities
Other liabilities	135,316	18,917

Net assets available for plan benefits	$50,481,154	40,301,147

See accompanying notes to financial statements.

INTRAWEST 401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$80,077	79,364
Net realized and unrealized appreciation in the fair value of investments	4,525,301	6,392,361

Total investment income	4,605,378	6,471,725

Contributions:
Participant contributions	4,732,625	4,640,951
Employer contributions	1,872,201	1,518,233
Rollovers	2,018,227	5,027,315

Total contributions	8,623,053	11,186,499

Total additions	13,228,431	17,658,224

Deductions to net assets attributed to:
Benefit payments to participants	2,873,993	2,334,754
Administrative expenses	174,431	70,331

Total deductions	3,048,424	2,405,085

Increase in net assets available for plan benefits	10,180,007	15,253,139
Net assets available for plan benefits:
Beginning of year	40,301,147	25,048,008

End of year	$50,481,154	40,301,147

See accompanying notes to financial statements.

INTRAWEST 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of Plan

The following description of the Intrawest 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established by Stratton Corporation (Stratton) in June 1978. All employees of the Stratton Corporation, Intrawest U.S. Holdings Inc., Snowshoe Mountain, Inc., Copper Mountain, Inc., Intrawest California Holdings, Inc., Mountain Creek Resort, Inc., Intrawest Resort Ownership U.S. Corp., Intrawest Retail Group, Inc., Sandestin Resort & Club, Inc., Playground Destination Properties, Inc., Moguls, Inc., IRG Restaurant Company, Resort Reservations Network, Inc., Intrawest Shared Services, Inc., Intrawest U.S. Commercial Property Management, Inc., Intrawest Golf Holdings, Inc., Intrawest Resorts, Inc., Intrawest Hospitality Management Inc., Intrawest Golf Management, Inc., Big Island Country Club, and Intrawest/Winter Park Operations Corporation (collectively referred to as the Company) who have completed one year of service of at least 1,000 hours and have attained the age of 21 are eligible to participate in the Plan. Participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Contributions

Each year, participants may contribute pretax annual compensation, as defined in the Plan, not to exceed $13,000 and $12,000 ($14,000 and $16,000 if age 50 or older) in 2004 and 2003, respectively. Participants may also contribute amounts representing rollovers from other qualified defined benefit or contribution plans. The Plan administrator has identified $104,252 and $13,040 of contributions made by certain employees in excess of amounts allowed by the Internal Revenue Code during 2004 and 2003, respectively. These excess contributions will be returned to the employees and are recorded in other liabilities as of December 31, 2004 and 2003.

Subject to certain limitations, the Company will match participant contributions at a rate determined by the sponsor of the Plan. The Plan also provides for discretionary Company contributions, which are allocated to participants’ accounts based on the relative compensation of participants. Company matching contributions were equal to 50% of the first 6% of compensation deferred during 2004 and 2003. There were no discretionary Company contributions during 2004 and 2003.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching and discretionary contributions, and earnings (losses) thereon.

(d)	Vesting

Participants are immediately vested in their contributions plus earnings thereon. Employees participating in the plan prior to January 1, 1998 are 100% vested in Company contributions.

INTRAWEST 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

For participants joining the Plan subsequent to January 1, 1998, Company contributions vest based upon the following schedule:

Years of serviice	Vesting percentage
1	20%
2	40
3	60
4	80
5	100

(e)	Investment Options

Upon enrollment in the Plan, a participant may direct employee and Company contributions into various investment options. Participants may change their investment options daily.

(f)	Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account. Interest rates on participant loans range from 5% to 6%.

(g)	Hardship Withdrawals

Participants may receive hardship withdrawals for reasons of financial hardship. Participation in the Plan is suspended for six months following the receipt of a hardship withdrawal.

(h)	Payment of Benefits

Participants are entitled to receive benefit payments in the form of a lump sum payment or installments equal to 100% of their accrued benefit upon reaching the early retirement age of 55, the normal retirement age of 65, termination of employment, or upon death or disability. The accrued benefit includes the sum of the value of participant’s contributions, allocations of earnings (losses), and the vested portion of Company contributions. Participants employed beyond age 59½ may withdraw their accrued benefit.

(i)	Forfeited Accounts

Forfeited accounts are used by the Company to either satisfy its future matching contribution requirements or to pay administrative expenses of the Plan. At December 31, 2004 and 2003, forfeited accounts totaled approximately $139,970 and $95,000, respectively. In 2004 and 2003, the amount of forfeitures used to pay Plan expenses was approximately $141,000 and $54,000, respectively. The remaining forfeitures are available to offset future Company matching contributions.

INTRAWEST 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

(b)	Valuation of Investments

Investments in mutual funds, money market accounts, and common stocks are valued at fair value determined by quoted market price. Loans to participants are recorded at the amount borrowed less repayments, which approximates fair value. Investment transactions are recorded on the trade date. Interest is recorded when earned. Dividends are recorded on the ex-dividend date.

(c)	Administrative Expenses and Distributions

Administrative expenses are either paid directly by the Plan or through the use of forfeited nonvested accounts. Distributions are recorded when paid.

(d)	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Actual results could differ from those estimates.

(e)	Realized and Unrealized Gains and Losses

Net realized and unrealized appreciation in the fair value of investments is determined as the difference between the market value at the beginning of the year (or date purchased during the year) and selling price or year-end market value. Such income (loss) is allocated to participants’ accounts based on relative participant account balances.

(3)	Plan Termination

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. Under the provisions of the Plan, if the Plan is terminated, the accounts of all participants would become vested and the Plan trustee would distribute the assets in the Plan to participants.

Additionally, the Plan sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant’s vested accrued benefit.

INTRAWEST 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(4)	Investments

The following investments represent 5% or more of the Plan’s net assets at December 31, 2004 and 2003:

	2004	2003
Fidelity Freedom 2030	$9,429,993	7,980,793
Fidelity Blue Chip	4,887,765	4,366,034
Fidelity Freedom 2040	4,746,765	4,077,076
Fidelity Freedom 2020	4,465,405	3,373,285
Dodge & Cox Stock	3,945,419	2,398,154
TRP Small Cap Stock	3,486,460	2,561,816
Fidelity Dividend Growth	3,301,061	2,747,673
Fidelity Retirement Money Market	2,837,571	2,183,076
Fidelity Mid-Cap Stock	2,706,466	2,236,537

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2004	2003
Mutual funds	$4,279,634	3,711,492
Contract pooled separate accounts	—	2,435,701
Intrawest Corporation common stock	245,667	245,168

	$4,525,301	6,392,361

(5)	Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated October 2, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, in the opinion of the Plan administrator, the plan and its underlying trust are designed and are currently being operated in compliance with the applicable provisions of the IRC.

INTRAWEST 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(6)	Nonexempt Transactions

During 2004 and 2003, the Plan did not deposit certain employee contributions on a timely basis as required by ERISA. Such untimely deposits are deemed to be a loan with a party in interest and are prohibited under Section 406(a) of ERISA. Employee contributions deposited untimely amounted to $238,673 and $449,848 in 2004 and 2003, respectively, and resulted in lost earnings of $1,419 and $23,507, respectively. The Company intends to make additional contributions to credit these lost earnings to participant accounts.

(7)	Risks and Uncertainties

The Plan provides for various investments. Investments, in general, are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

(8)	Related Party Transactions

The Plan invests in certain investments managed by Fidelity Management Trust Company, the Plan’s trustee; therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan has an investment in Intrawest Corporation common stock which qualifies as party-in-interest transactions.

Schedule 1

INTRAWEST 401(k) RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of party involved/description of asset	Current value
Intrawest Corporation common stock*	$1,150,351

Money market and cash accounts:
Non-interest bearing cash	3,339
Interest bearing cash	50,090
Fidelity Retirement Money Market*	2,837,571

2,891,000

Mutual funds:
Fidelity Freedom 2030*	9,429,993
Fidelity Blue Chip*	4,887,765
Fidelity Freedom 2040*	4,746,765
Fidelity Freedom 2020*	4,465,405
Fidelity Dividend Growth*	3,301,061
TRP Small Cap Stock	3,486,460
Dodge & Cox Stock	3,945,419
Fidelity Mid-Cap Stock*	2,706,466
Fidelity Inter Bond*	1,941,684
Fidelity Diversified International*	2,296,350
Fidelity Freedom 2010*	1,685,221
TRP Mid Cap Value	1,431,768
Fidelity Freedom 2000*	580,563
Fidelity Freedom Income*	29,906

44,934,826
Participant Loans, interest at 5% to 6%	1,515,777

Total	$50,491,954

*  Represents a party-in-interest.

Note: Information on cost of the investments is excluded as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

Schedule 2

INTRAWEST 401(K) RETIREMENT PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2004

(a)	(b)	(c)	(d)	(e)
Identity of party involved	Relationship to plan, employer or other party-in-interst	Description of transaction, including rate of interest	Amount on line 4(a)	Lost earnings
Intrawest U.S. Holdings Inc.	Plan sponsor	2004 employee deferrals and loan repayments not deposited to Plan in a timely manner. Interest rate of 0.0% to 9.0%	$238,673	1,419
Intrawest U.S. Holdings Inc.	Plan sponsor	2003 employee deferrals and loan repayments not deposited to Plan in a timely manner. Interest rate of 0.082% to 27.84%	$449,848	23,507

It was noted that there were unintentional delays by the Company in submitting 2004 employee deferrals and loan repayments to the trustee. Lost earnings and contributions are expected to be contributed to the Plan in 2005.

It was noted that there were unintentional delays by the Company in submitting 2003 employee deferrals and loan repayments to the trustee. Lost earnings and contributions were contributed to the Plan in 2004.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Intrawest 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 13, 2005	Intrawest 401(k) Retirement Plan (Name of Plan)

	By:	Ross Meacher
Corporate Secretary and Chief Privacy Officer